August 8, 2006

Dear Lipman Shareholder:

We are sending you the enclosed Form of Election in connection with the proposed merger of Lipman Electronic Engineering Ltd. with and into Lion Acquisitions Ltd., a wholly owned subsidiary of VeriFone Holdings, Inc. In the merger, Lipman shareholders will be entitled to make an election about the type of merger consideration (shares of VeriFone common stock, cash or a combination of both) they prefer to receive in the merger. Lipman shareholders wishing to elect the type of merger consideration they prefer to receive in the merger must submit the enclosed Form of Election in order to make a valid election. If you hold your Lipman shares through a bank, broker or other custodian, you must follow the instructions provided by your custodian in order to direct it to make an election on your behalf.

Lipman shareholders that elect to receive entirely cash or entirely shares of VeriFone common stock may nevertheless receive a combination of cash and common stock pursuant to proration and allocation procedures set forth in the merger agreement.

A description of the merger agreement and of the election and proration and allocation procedures is included in the proxy statement/prospectus, dated August 8, 2006, relating to the merger. You should read the proxy statement/prospectus carefully and in its entirety. Your tax consequences will vary depending upon the election you make and a number of other factors. For certain information regarding the federal income tax consequences of elections, see ‘‘The Merger—Material U.S. Federal and Israeli Income Tax Consequences’’ in the proxy statement/prospectus.

In order to make a valid election among the mixed consideration or cash consideration and stock consideration subject to proration and allocation, please complete and sign the enclosed Form of Election in accordance with the instructions, and return the form along with your Lipman share certificate(s) or confirmation of a book-entry transfer of the shares, or a properly completed Notice of Guaranteed Delivery, to the Exchange Agent for the merger, so that it is received by the Exchange Agent by the election deadline to be established by VeriFone that will be approximately three trading days prior to the closing date (the ‘‘Election Deadline’’). We intend to announce the Election Deadline and the expected closing date in a press release promptly after they are determined.

If you do not make a valid election by the Election Deadline, your Lipman shares may be exchanged for the cash consideration, the stock consideration or the mixed consideration, as determined by VeriFone, in its sole and absolute discretion, pursuant to proration and allocation procedures set forth in the merger agreement.

Once you tender your Lipman ordinary shares in order to make an election, you will not be able to sell or transfer those Lipman shares, unless you revoke your election prior to the Election Deadline in accordance with the enclosed instructions.

We encourage you to read the enclosed documents, including the Form of Election and instructions. You also should read carefully the proxy statement/prospectus. If after reading these documents, you are uncertain about what to do, we encourage you to consult with a financial professional to help you make your final decision. In addition, if you have questions about the enclosed form or if you need any additional information, including any additional copies of the proxy statement/prospectus, please contact Innisfree M&A Incorporated, Lipman's information agent at 1-888-750-5834 from within the U.S or 00800-7710-9971 from Israel.

Yours truly,

Chairman of the Board Lipman Electronic Engineering Ltd.	Chairman of the Board of Directors and Chief Executive Officer VeriFone Holdings, Inc.

LIPMAN ELECTRONIC ENGINEERING LTD.

FORM OF ELECTION

Please refer to the enclosed Instructions for additional detail regarding making an election. The right to make an election under the merger agreement expires on the Election Deadline, which will be approximately three trading days prior to the closing date. We intend to announce the Election Deadline and the expected closing date in a press release promptly after they are determined. See Instructions A.1 and A.2.

1.

DESCRIPTION OF SURRENDERED SHARES. See Instruction B.1.    If you hold your Lipman shares in certificated form please list the certificate(s) you are enclosing with this form; attach a separate sheet if needed. If you hold shares in certificated form and you do not return your Lipman share certificate(s) with this form or submit a Notice of Guaranteed Delivery, you will be deemed to have not made an election with respect to the shares represented by the missing certificate(s). If all of your shares are held in book-entry form, for this Item 1, you only need to fill in the right-hand column in the box below.

Certificate Number(s), if Lipman shares are held in certificated form	Number of Shares (List number of shares represented by each certificate listed in the left-hand column and/or the number of shares held in book-entry form)

TOTAL SHARES -->

2.

ELECTION CHOICES.     All elections are subject to proration and allocation as described in (a) the proxy statement/prospectus, dated August 8, 2006 (the ‘‘Prospectus’’), relating to the expected merger of Lion Acquisitions Ltd., a wholly owned subsidiary of VeriFone Holdings, Inc. with and into Lipman Electronic Engineering Ltd. (the ‘‘Merger’’), (b) the Agreement and Plan of Merger, dated April 10, 2006, by and among VeriFone Holdings, Inc., Lion Acquisitions Ltd. and Lipman Electronic Engineering Ltd. (the ‘‘Merger Agreement’’) and (c) the accompanying instructions, each of which you are urged to read in its entirety before completing this Form of Election. Choose ONE of the following options. If you do not check a box you will receive the mixed consideration consisting of a combination of CASH ($12.804) and STOCK (0.5 share of VeriFone common stock). If you check more than one box, you will be considered to have not made an effective election.

Choose ONE of the following options if you wish to elect an alternative to the mixed consideration providing for a combination of CASH ($12.804) and STOCK (0.5 share of VeriFone common stock):

A.

    Mark this box to elect CASH consideration ($27.57 per Lipman ordinary share), subject to possible proration and allocation.

OR

B.

    Mark this box to elect STOCK consideration (0.9336 shares of VeriFone common stock per Lipman ordinary share), subject to possible proration and allocation.

3.

SPECIAL HANDLING REQUIREMENTS.

    Please mark this box if you have special issuance and payment or special delivery instructions, and complete Box A or B, as appropriate, on the reverse side of this Form of Election. See Instructions B.2, B.4, B.6 and B.7.

By signing this form, you agree to the terms, conditions and statements set forth on this Form of Election and in the Instructions (including the representations and warranties set forth in Section C of the Instructions) and in the Prospectus.

Signature	Date

Signature of co-owner, if any All registered owners must sign	Date

Mailing Instructions:

If you want to make an election, you must return the Lipman stock certificate(s) or a properly completed Notice of Guaranteed Delivery (if you hold your shares in certificated form), or confirmation of a book-entry transfer of the shares into the Exchange Agent's account at Depository Trust Company (‘‘DTC’’), together with your completed and signed Form of Election and any other required documents, to one of the addresses below. Your properly completed election must be received prior to the Election Deadline. We have enclosed a pre-addressed envelope for your convenience. Please allow ample time for delivery.

By Mail:	By Overnight Delivery:	By Hand:
Computershare Investor Services P.O. Box A3504 Chicago, IL 60690-3504 United States of America	Computershare Investor Services Shareholder Communications Department 2 LaSalle Street, 3rd Floor Chicago, IL 60602 United States of America	Computershare Investor Services Shareholder Communications Department 2 LaSalle Street, 3rd Floor Chicago, IL 60602 United States of America

Delivery shall be effected, and risk of loss and title to any Lipman share certificate(s) shall pass, only upon proper delivery of the certificate(s) or book-entry transfer of shares to the Exchange Agent. Delivery of the Form of Election to an address other than set forth above will NOT constitute a valid delivery to the Exchange Agent.

If the Exchange Agent has not received your properly completed Form of Election, accompanied by your Lipman share certificate(s), a properly completed Notice of Guaranteed Delivery or confirmation of a book-entry transfer of the shares by the Election Deadline, then you have not made an effective election and you will be deemed to have not made an election and will be deemed by VeriFone, in its sole and absolute discretion to have elected any of the cash consideration, the stock consideration or the mixed consideration, subject to the required proration.

For Information About the Election:

Questions regarding replacement of certificates that have been lost, stolen, or destroyed should be directed to American Stock Transfer & Trust Company at 1-800-937-5449. For other questions regarding the election, you may contact Innisfree by telephone at 1-888-750-5834 from within the U.S. or at 00800-7710-9971 from Israel.

BOX A

Special Issuance and Payment Instructions
(See Instructions B.2, B.4, B.6 and B.7)

To be completed ONLY if the merger consideration is to be issued in the name of someone other than that shown on the front of this Form of Election.

Issue          check and/or          shares of VeriFone common stock to:

Name:

Address:

If you complete this box, you will need a signature guarantee by an Eligible Institution. See Instructions B.2 and B.6.

BOX B

Special Delivery Instructions
(See Instructions B.2, B.4 and B.7)

To be completed ONLY if the merger consideration is to be mailed to the registered owner at an address other than that shown on the front of this Form of Election.

Mail          check and/or          shares of VeriFone common stock to:

Name:

Address:

If you complete this box, you will need a signature guarantee by an Eligible Institution. See Instructions B.2 and B.7.

If you completed Box A or Box B above, please sign below:

MEDALLION SIGNATURE GUARANTEE
(Stamp here)
Signature	Signature of co-owner, if any

Instructions

Your election is subject to certain terms, conditions and limitations, which are set forth in the Merger Agreement and described in the Prospectus. A copy of the Merger Agreement is included as Annex A to the Prospectus. Copies of the Prospectus may be requested from Innisfree by telephone at 1-888-750-5834 from within the U.S. or at 00800-7710-9971 from Israel. Each holder of Lipman ordinary shares is encouraged to read the Prospectus in its entirety and to discuss the contents thereof, the Merger and the Form of Election with his or her personal financial and tax advisors prior to deciding which election to make. The tax consequences to a holder of Lipman ordinary shares will vary depending upon the election you make and a number of other factors.

The Form of Election should be properly completed, dated and signed, and should be delivered, together with certificates representing all of the Lipman ordinary shares currently held by you or a properly completed Notice of Guaranteed Delivery (if your shares are held in certificated form), or confirmation of a book-entry transfer of the shares to the Exchange Agent's account at DTC, to the Exchange Agent at the appropriate address set forth on the Form of Election. The method of delivery of certificate(s) and any other required documents is at the election and risk of the owner. However, if certificate(s) are sent by mail, it is recommended that they be sent by registered mail, properly insured, with return receipt requested. Risk of loss and title of the certificate(s) shall pass only upon proper delivery of the certificate(s) or book-entry transfer of shares to the Exchange Agent.

Please read and follow carefully the instructions regarding completion of the Form of Election set forth below. These instructions, terms and representations and warranties are part of the terms and conditions of the Form of Election.

A.    Special Conditions

1.   Time in Which to Elect.    In order for your election to be effective, the Exchange Agent must receive a properly completed Form of Election, accompanied by certificate(s) representing all of the Lipman ordinary shares in respect of which you make election (if your shares are held in certificated form) no later than the Election Deadline. If a holder of Lipman ordinary shares does not properly follow the instructions for making an effective election or if a Lipman shareholder's election is otherwise not effective, such shareholder will be deemed to have not made an election and will be deemed by VeriFone, in its sole and absolute discretion to have elected any of the cash consideration, the stock consideration or the mixed consideration, subject to the required proration.

Share certificates may be delivered by guaranteed delivery in the form of the enclosed Notice of Guaranteed Delivery; except that if a Notice of Guaranteed Delivery has been submitted to the Exchange Agent, such certificate(s) must in fact be delivered to the Exchange Agent by the time required in such Notice of Guaranteed Delivery. Delivery of Lipman shares held in book-entry form may also be made by book-entry transfer to the Exchange Agent's account at the DTC, in which case confirmation of a book-entry transfer of the shares at DTC contained in an ‘‘Agent's Message’’ must be delivered to the Exchange Agent by the Election Deadline. As used herein, the term ‘‘Agent's Message’’ means a message, transmitted by DTC and received by the Exchange Agent and forming a part of a book-entry confirmation, which states that DTC has received an express acknowledgement from the DTC participant delivering the Lipman shares, that such participant has received and agreed to be bound by this Form of Election and that VeriFone may enforce such agreement against the participant. Shareholders are urged to deliver a properly completed Form of Election, accompanied by certificates or Notice of Guaranteed Delivery, or confirmation of a book-entry transfer of the shares into the Exchange Agent's account at DTC, no later than approximately three trading days prior to the closing date, which is the Election Deadline.

2.   Revocation or Change of Election.    Any election may be revoked or changed and the certificate(s) or book-entry transfer withdrawn by the person who submitted the Form of Election to the Exchange Agent by written notice duly executed and received by the Exchange Agent up to and immediately prior to the Election Deadline. Such notice must specify the person in whose name the Lipman ordinary shares to be withdrawn had been submitted, the number of shares to be withdrawn, the name of the registered holder thereof, and the serial numbers shown on the certificate(s) representing the shares to be withdrawn (if the shares are in certificated form). If an election is revoked, and the certificate(s) or book-entry shares withdrawn, the certificate(s) or book-entry transfer will be returned promptly by the Exchange Agent to the person who submitted such notice. Upon any such revocation, unless a properly completed Form of Election, together with your certificate(s) (or a properly completed Notice of Guaranteed Delivery or confirmation of a book-entry transfer of the shares into the Exchange Agent's account at DTC) is thereafter submitted to the Exchange Agent prior to the Election Deadline, you will be deemed to have not made an effective election and will be deemed by VeriFone, in its sole and absolute discretion to have elected any of the cash consideration, the stock consideration or the mixed consideration, subject to the required proration.

3.   Elections Void if Merger Not Completed.    All Forms of Election will be void and of no effect if the Merger Agreement is terminated. The Exchange Agent will return promptly certificate(s) or book-entry shares it had received previously to the person who made such election. Certificates held of record directly by the owners of such Lipman ordinary shares will be returned by the Exchange Agent without charge to the holder as promptly as practicable by first class, insured mail.

4.   Cash in lieu of Fractional Interests.    No certificate representing a fraction of a share of VeriFone common stock will be issued. Instead, each Lipman shareholder that would otherwise be entitled to receive a fractional share will receive an amount determined by multiplying such fraction by the closing price per share of VeriFone common stock on the New York Stock Exchange on the trading day immediately prior to the date the Registrar of Companies of the State of Israel issues the Merger Certificate.

5.   Nominees.     Record holders of Lipman shares who are nominees only may submit a separate Form of Election for each beneficial owner for whom that record holder is a nominee; provided, however, that at the request of the Exchange Agent the record holder must certify to the Exchange Agent's satisfaction that the record holder holds those Lipman shares as nominee for the beneficial owner(s) thereof. Each beneficial owner for which a Form of Election is submitted will be treated as a separate holder of Lipman shares for the purposes of the election procedures.

B.    General

1.   Execution and Delivery.    The Form of Election must be properly completed, dated and signed in the signature box and must be received (together with certificates representing the Lipman ordinary shares as to which the election(s) is (are) made or a properly completed Notice of Guaranteed Delivery, if such shares are held in certificated form, or confirmation of a book-entry transfer of the shares into the Exchange Agent's account at DTC) by the Exchange Agent at the address of the Exchange Agent set forth in this Form of Election prior to the Election Deadline. If certificates are delivered to the Exchange Agent in multiple deliveries, a properly completed and duly executed Form of Election must accompany each such delivery.

In Item 1 of the Form of Election, you should list each of the certificate number(s) on which you would like to elect, along with the number of shares represented by each. If the space is inadequate, use a separate sheet and attach it to the Form of Election. If you hold Lipman ordinary shares in book-entry form, you do not need to complete the left-hand column ‘‘Certificate Number(s)’’ in Item 1 for those book-entry shares; simply fill in the number of shares in the right-hand column ‘‘Number of Shares.’’

In Item 2 of the Form of Election, you should:

•	mark Box A if you wish to elect cash consideration,

•	mark Box B if you wish to elect stock consideration, or

•	mark Box C if you wish to elect mixed consideration.

The Exchange Agent and VeriFone Holdings, Inc. reserve the right to deem that you have not made any election if:

•	no election choice is indicated in Item 2 of the Form of Election;

•	more than one election choice is indicated in Item 2 of the Form of Election;

•	you fail to follow the instructions on the Form of Election (including failure to submit your Lipman share certificate(s) or a Notice of Guaranteed Delivery, if you own shares in certificated form, or confirmation of a book-entry transfer of the shares into the Exchange Agent's account at DTC) or otherwise fail to properly make an election;

•	a completed Form of Election (including submission of your Lipman share certificate(s) or a Notice of Guaranteed Delivery, if you own shares in certificated form, or confirmation of a book-entry transfer of the shares into the Exchange Agent's account at DTC) is not actually received by the Exchange Agent prior to the Election Deadline;

•	you return the Form of Election with a Notice of Guaranteed Delivery but do not deliver the Lipman share certificate(s) representing the shares in respect of which an election is being made (or confirmation of a book-entry transfer of the shares into the Exchange Agent's account at DTC is not received) within the time period specified in the Notice of Guaranteed Delivery; or

•	you withdraw a previously submitted Form of Election and a new Form of Election (including submission of your Lipman share certificate(s) or a Notice of Guaranteed Delivery, if you own shares in certificated form, or confirmation of a book-entry transfer of the shares into the Exchange Agent's account at DTC) is not actually received by the Exchange Agent prior to the Election Deadline.

Notwithstanding anything to the contrary in the Form of Election, the Exchange Agent and VeriFone Holdings, Inc. reserve the right to waive any flaws in a completed Form of Election but shall be under no obligation to do so.

2.   Guarantee of Signatures.    A signature guarantee is required on the Form of Election if the registered holder(s) of the Lipman ordinary shares surrendered herewith has completed the box entitled ‘‘Special Issuance and Payment Instructions’’ or ‘‘Special Delivery Instructions’’ on the Form of Election and in all other cases, unless the Form of Election is signed by the registered holder(s) of the Lipman ordinary shares surrendered herewith and no such boxes are completed. A signature guarantee must be completed by an eligible guarantor institution such as a commercial bank, trust company, securities broker/dealer, credit union, or savings association participating in a Medallion Program approved by the Securities Transfer Association, Inc. (each of the foregoing being an ‘‘Eligible Institution’’). See Instruction B.4. If you have any questions regarding the need for a signature guarantee, please call Innisfree at 1-888-750-5834 from within the U.S. or at 00800-7710-9971 from Israel.

3.   Delivery of Form of Election and Share Certificates.    Please do not send your certificate(s), Notice of Guaranteed Delivery, confirmation of a book-entry transfer or Form of Election to VeriFone Holdings, Inc. or Lipman Electronic Engineering Ltd. The certificate(s), together with a properly completed and duly executed and dated copy of the Form of Election and any other documents required by the Form of Election, or a properly completed Notice of Guaranteed Delivery or confirmation of a book entry transfer into the Exchange Agent's account at DTC, must be delivered directly to the Exchange Agent at the address set forth on the cover of this document.

The method of delivery of certificate(s) and any other required documents is at the election and risk of the owner. However, if certificate(s) are sent by mail, it is recommended that they be sent by registered mail, properly insured, with return receipt requested. Risk of loss and title of the certificate(s) shall pass only upon proper delivery of the certificate(s) or book-entry transfer of shares to the Exchange Agent.

All questions as to validity, form and eligibility of the surrender of any certificate, book-entry transfer of shares, and elections hereunder will be determined by VeriFone Holdings, Inc. (which may delegate power in whole or in part to the Exchange Agent) and such determination shall be binding and conclusive. VeriFone Holdings, Inc. reserves the right to waive any irregularities or defects in the surrender of any certificate(s), any book-entry transfer of shares and any election. A surrender will not be deemed to have been made until all irregularities have been cured or waived. VeriFone Holdings, Inc. and the Exchange Agent will make reasonable efforts to notify any person of any defect in any Form of Election submitted to the Exchange Agent, but shall be under no obligation to do so.

4.   Signatures on Form of Election and Endorsements.    If the Form of Election is signed by the registered holder(s) of the Lipman ordinary shares surrendered thereby, the signature(s) must correspond with the name(s) as written on the face of the certificate(s) without any alteration, enlargement or change whatsoever.

If the certificate(s) surrendered or book-entry transfer(s) of shares thereby are owned of record by two or more persons, all such persons must sign the Form of Election. If the certificates or book-entries are registered in the names of different holders on separate certificates or book-entries, it will be necessary to complete, sign and submit as many separate Forms of Election as there are different registrations of certificates or book-entries.

If the Form of Election is signed by the registered holder(s) of the certificate(s) listed and surrendered herewith, no endorsements of the certificate(s) or separate stock powers are required.

If the Form of Election is signed by a person other than the registered holder(s) of the certificate(s) surrendered or book-entries transferred thereby, such certificate(s) or book-entry transfer(s) must be endorsed or accompanied by appropriate stock powers, in either case, signed exactly as the name(s) of the record holder(s) appears on such certificate(s), in which case the signatures on such certificate(s), book-entry transfers or stock powers must be guaranteed by an Eligible Institution (as defined in Instruction B.2).

If the Form of Election or any certificate(s), book-entry transfer(s) or stock power(s) is signed by a trustee, executor, administrator, guardian, attorney-in-fact, officer of a corporation or other person acting in a fiduciary or representative capacity, such person should so indicate when signing, must give his or her full title in such capacity, and must submit proper evidence of his or her authority to so act. Shareholders with any questions regarding what constitutes proper evidence should call Innisfree at 1-888-750-5834 from within the U.S. or at 00800-7710-9971 from Israel. The Exchange Agent will not exchange any Lipman ordinary shares until all instructions herein are complied with.

5.   New Certificate in Same Name.    If the certificate representing shares of VeriFone common stock is to be registered in exactly the same name that appears on the certificate(s) being surrendered with the Form of Election, the shareholder will not be required to endorse the certificate(s) surrendered herewith.

6.   New Certificates in Different Name.    If the certificate representing shares of VeriFone common stock is to be registered in a name other than exactly the name that appears on the certificate(s) being surrendered with the Form of Election, the certificate(s) being surrendered herewith must be endorsed, or accompanied by an appropriate signed stock power, and the signatures appearing on such endorsement(s) or stock power(s) and on the Form of Election must be medallion guaranteed by an Eligible Institution (as defined in Instruction B.2). In such case, the ‘‘Special Issuance and Payment Instructions’’ box on the Form of Election must be completed. See Instruction B.8 as to certifying the Taxpayer Identification Number for the new registered owner.

7.   Special Delivery Instructions.    The ‘‘Special Delivery Instructions’’ box on the Form of Election must indicate the name and address of the person(s) to whom the certificate(s) and/or check comprising the merger consideration are to be sent if different from the name and address of the person(s) signing the Form of Election. Filling in the box will NOT change your address for dividends and other mailings.

8.   Form W-9.    To prevent backup withholding on the receipt of merger consideration in the Merger and on any subsequent dividends, each U.S. Holder (as defined below) should either (a) provide his, her or its correct taxpayer identification number (‘‘TIN’’) by completing the copy of the substitute IRS Form W-9 attached to this Form of Election, certifying that (1) he, she or it is a ‘‘United States person’’ (as defined in section 7701(a)(30) of the Internal Revenue Code of 1986, as amended (the ‘‘Code’’), (2) the TIN provided is correct (or that such U.S. Holder is awaiting a TIN) and (3) that the U.S. Holder is exempt from backup withholding because (i) the holder has not been notified by the Internal Revenue Service (the ‘‘IRS’’) that he, she or it is subject to backup withholding as a result of a failure to report all interest or dividends, or (ii) the IRS has notified the U.S. Holder that he, she or it is no longer subject to backup withholding or (b) otherwise establish an exemption. If you do not provide your TIN to the Exchange Agent, backup withholding may begin and continue until you furnish your TIN. If you do not provide the Exchange Agent with the correct TIN or an adequate basis for exemption, you may be subject to a $50.00 penalty imposed by the IRS, and the consideration you receive in the Merger, and any subsequent dividends, may be subject to backup withholding at a rate of 28% (until 2010, at which time the rate is currently scheduled to be 31%). If withholding results in an overpayment of taxes, a refund may be obtained.

To prevent backup withholding, foreign holders should (i) submit a properly completed IRS Form W-8BEN to the Exchange Agent, certifying under penalties of perjury to the holder's foreign status or (ii) otherwise establish an exemption. IRS

Form W-8BEN and the Instructions for Form W-8BEN are attached as Appendix A. If you need additional or replacement copies of Form W-8BEN, please call Innisfree at 1-888-750-5834 from within the U.S. or at 00800-7710-9971 from Israel.

Certain holders (including, among others, corporations and certain foreign individuals) are exempt recipients not subject to these backup withholding requirements. See the enclosed copy of the IRS Substitute Form W-9, Request for Taxpayer Identification Number and Certification, and the instructions to Form W-9. To avoid possible erroneous backup withholding, exempt U.S. Holders, while not required to file Substitute Form W-9, should complete and return the Substitute Form W-9 and check the ‘‘Exempt’’ box on its face.

For the purposes of these instructions, a ‘‘U.S. Holder’’ is (i) an individual who is a citizen or resident alien of the United States, (ii) a corporation (including an entity taxable as a corporation) or partnership created under the laws of the United States or of any political subdivision thereof, (iii) an estate the income of which is subject to U.S. federal income tax regardless of its source or (iv) a trust if (a) a court within the United States is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have the authority to control all substantial decisions of the trust or (b) the trust has a valid election in effect under applicable Treasury regulations to be treated as a U.S. person.

See the enclosed Guidelines for Request for Taxpayer Identification Number and Certification on Substitute Form W-9 for additional information and instructions. If you need additional or replacement copies of Form W-9, please call Innisfree at 1-888-750-5834 from within the U.S. or at 00800-7710-9971 from Israel.

IRS Circular 230 Disclosure:    To ensure compliance with requirements imposed by the IRS, we inform you that any U.S. tax advice contained in this communication (including any attachments) is not intended or written to be used, and cannot be used, for the purpose of (i) avoiding penalties under the Internal Revenue Code or (ii) promoting, marketing or recommending to another party any transaction or matter addressed herein.

9.   Lost, Stolen or Destroyed Certificates.    If your certificate(s) has been lost, stolen or destroyed, please contact American Stock Transfer & Trust Company, Lipman's Transfer Agent, at 1-800-937-5449. You will then be instructed as to the steps you must take in order to surrender your shares for exchange. You will not be able to make an election with respect to those shares until they have been replaced by the Transfer Agent.

10.   Correction of or Change in Name.    For a correction of name or for a change in name which does not involve a change in ownership, you may proceed as follows: (a) for a change in name by marriage, etc., the Form of Election should be signed, e.g., ‘‘Mary Doe, now by marriage Mary Jones’’ and (b) for a correction in name, the Form of Election should be signed, e.g., ‘‘James E. Brown, incorrectly inscribed as J.E. Brown’’. In each such case, the signature on the Form of Election must be guaranteed as provided in Instruction B.2 above; the signature of a notary public is not sufficient for this purpose.

11.   Information and Additional Copies.    Information and additional copies of the Form of Election, as well as additional copies of the Prospectus, may be obtained from Innisfree by calling 1-888-750-5834 from within the U.S. or at 00800-7710-9971 from Israel.

C.    Representations and Warranties of the Lipman Shareholder

By signing and returning the Form of Election or Notice of Guaranteed Delivery to the Exchange Agent, you agree to the statements set forth below:

1.   Pursuant to the Merger Agreement and subject to the election and proration and allocation procedures set forth in the Merger Agreement and described herein and in the Prospectus, you thereby surrender the certificate(s) representing your Lipman ordinary shares listed on the Form of Election or for which a book-entry transfer has been made, and elect, as indicated in the Form of Election or Notice of Guaranteed Delivery, to receive, for each Lipman ordinary share represented by the certificate(s) or book-entry transfer of shares, the cash consideration, stock consideration or the mixed consideration.

2.   You represent and warrant that you are, as of the date thereof, and will be, as of the completion date of the Merger, the registered holder of the Lipman ordinary shares represented by the enclosed certificate(s) or book-entry transfer of shares with good title thereto and with full power and authority to make the election indicated therein and to sell, assign and transfer the Lipman ordinary shares represented by the enclosed certificate(s) or book-entry transfer of shares, free and clear of all liens, restrictions, charges and encumbrances, and not subject to any adverse claims. You will, upon request, execute any additional documents necessary or desirable to complete the surrender and exchange of such Lipman ordinary shares. You irrevocably appoint the Exchange Agent as your agent to effect the exchange. Subject to the foregoing, all authority conferred or agreed to be conferred in the Form of Election (or Notice of Guaranteed Delivery) shall be binding upon your successors, assigns, heirs, executors, administrators and legal representatives and shall not be affected by, and shall survive, your death or incapacity.

3.   You understand and acknowledge that you will not receive the merger consideration until the Merger is completed and until the certificate(s) representing your Lipman ordinary shares are received by the Exchange Agent at the address set forth above, together with such additional documents as the Exchange Agent may require, and until the same are processed for exchange by the Exchange Agent. You understand and acknowledge that the method of delivery of the certificate(s) or book-entry transfer of shares and all other required documents is at your option and risk and that the risk of loss and title to such certificate(s) shall pass only after the Exchange Agent has actually received the certificate(s) or book-entry transfer of shares. You further understand and acknowledge that no interest will accrue on the merger consideration, including on any cash paid in lieu of fractional shares of VeriFone common stock, or on any dividends paid with respect thereto.

4.   You make the election set forth in Item 2, ‘‘Election Choices,’’ of the Form of Election. You understand that the purpose of the election procedures described in the Form of Election is to permit holders of Lipman ordinary shares to express their preferences of the kind of merger consideration they elect to receive in the Merger, subject to proration and allocation. You understand that the preference expressed with respect to the kind of merger consideration may not be fully satisfied depending upon the preferences of other Lipman shareholders and other conditions set forth in the Merger Agreement.

5.   You agree that if you do not make an election or if you make an ineffective election for any Lipman ordinary shares held by you, you will be deemed by VeriFone, in its sole and absolute discretion to have elected any of the cash consideration, the stock consideration or the mixed consideration, subject to the required proration.

6.   You acknowledge that none of Lipman Electronic Engineering Ltd., VeriFone Holdings, Inc., the Lipman board of directors and the VeriFone board of directors has made any recommendation as to whether or not you should make a particular type of election. You also acknowledge that you were advised to make your own decision, in consultation with your own financial and tax advisors, if any, as to which type of election to make.

7.   Unless otherwise indicated on the Form of Election in the box entitled ‘‘Special Issuance and Payment Instructions,’’ in exchange for the enclosed certificate(s) (or those delivered pursuant to a guarantee of delivery) or book-entry transfer of shares, you instruct the Exchange Agent to issue in your name, as it appears on the Form of Election, (i) the merger consideration, subject to proration and allocation, in the form elected by you in Item 2 in the Form of Election, ‘‘Election Choices,’’ and (ii) a check for cash in lieu of any fractional share of VeriFone common stock that would otherwise be issued. Similarly, unless otherwise indicated in the box entitled ‘‘Special Delivery Instructions,’’ you instruct the Exchange Agent to mail the merger consideration to you at the address shown on the Form of Election. In the event that both the Special Issuance and Payment Instructions and the Special Delivery Instructions are completed, you instruct the Exchange Agent to issue and mail the merger consideration to the person or entity so indicated at the address indicated. Appropriate medallion signature guarantees by an Eligible Institution (as defined in Instruction B.2) have been included with respect to the Lipman ordinary shares for which Special Issuance and Payment Instructions and/or Special Delivery Instructions have been given.

8.   You understand and acknowledge that VeriFone Holdings, Inc. (which may delegate power in whole or in part to the Exchange Agent), in the exercise of its reasonable discretion, shall have the right to make all determinations, not inconsistent with the Merger Agreement, governing (i) the validity of the Forms of Election and compliance by you with the election procedures set forth therein, (ii) the manner and extent to which elections are to be taken into account in making the proration and allocation determinations, (iii) the issuance and delivery of certificate(s) representing the whole number of shares of VeriFone common stock to be issued as stock consideration and (iv) the method of payment of cash consideration and cash in lieu of fractional shares of VeriFone common stock.

REQUESTER'S NAME: COMPUTERSHARE TRUST COMPANY

SUBSTITUTE FORM W-9 Department of the Treasury Internal Revenue Service (IRS) Payer's Request for Taxpayer Identification Number (TIN)	Part 1—PLEASE PROVIDE YOUR TIN IN THE BOX AT THE RIGHT OR, IF YOU DO NOT HAVE A TIN, WRITE ‘‘APPLIED FOR’’ AND SIGN THE CERTIFICATION BELOW.	______________________ Social Security Number OR ______________________ Taxpayer Identification Number Exempt

Please fill in your name and address below.

____________________________
Name (as shown on your income tax return)

____________________________
Address (number and street)

____________________________
City, State and Zip Code	Part 2—Certification—Under penalties of perjury, I certify that:

(1) The number shown on this form is my correct Taxpayer Identification Number (or I am waiting for a number to be issued to me), and

(2) I am not subject to backup withholding either because (a) I am exempt from backup withholding, or (b) I have not been notified by the IRS that I am subject to backup withholding as a result of failure to report all interest or dividends, or (c) the IRS has notified me that I am no longer subject to backup withholding, and

(3) I am a U.S. person (as defined for U.S. federal income tax purposes).

____________________________ Business name (if different from above)	Certification Instructions—You must cross out item (2) in Part 2 above if you have been notified by the IRS that you are subject to backup withholding because of under reporting interest or dividends on your tax return. However, if after being notified by the IRS that you were subject to backup withholding, you received another notification from the IRS that you are no longer subject to backup withholding, do not cross out item (2). If you are exempt from backup withholding, check the box in Part 1 and see the enclosed ‘‘Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9’’.

Signature: ______________ Date: __________

YOU MUST COMPLETE THE FOLLOWING CERTIFICATION IF YOU WROTE ‘‘APPLIED FOR’’ ON
SUBSTITUTE FORM W-9.

CERTIFICATE OF AWAITING TAXPAYER IDENTIFICATION NUMBER

I certify under penalties of perjury that a taxpayer identification number has not been issued to me, and either (a) I have mailed or delivered an application to receive a taxpayer identification number to the appropriate Internal Revenue Service Center or Social Security Administration Office or (b) I intend to mail or deliver an application in the near future. I understand that until I provide a taxpayer identification number, all reportable payments made to me will be subject to backup withholding, but will be refunded if I provide a certified taxpayer identification number within 60 days.

Signature: ________________________________                       Dated: ______________________

THE IRS DOES NOT REQUIRE YOUR CONSENT TO ANY PROVISION OF THIS DOCUMENT OTHER THAN THE CERTIFICATIONS REQUIRED TO AVOID BACKUP WITHHOLDING.

GUIDELINES FOR REQUEST FOR TAXPAYER IDENTIFICATION
NUMBER ON SUBSTITUTE FORM W-9

What Name and Number to Give the Requester

Name

If you are an individual, you must generally enter the name shown on your Social Security card. However, if you have changed your last name, for instance, due to marriage, without informing the Social Security Administration of the name change, enter your first name, the last name shown on your Social Security card, and your new last name. If the account is in joint names, list first and then circle the name of the person or entity whose number you enter in Part I of the form.

Sole Proprietor—You must generally enter your individual name as shown on your Social Security card. You may enter your business, trade or ‘‘doing business as’’ name on the business name line.

Limited Liability Company (LLC)—If you are a single-member LLC (including a foreign LLC with a domestic owner) that is disregarded as an entity separate from its owner under Treasury regulations § 301.7701-3, enter the owner's name. Enter the LLC's name on the business name line. A disregarded domestic entity that has a foreign owner must use the appropriate Form W-8.

Other Entities—Enter the business name as shown on required federal income tax documents. This name should match the name shown on the charter or other legal document creating the entity. You may enter any business, trade or ‘‘doing business as’’ name on the business name line.

Taxpayer Identification Number (TIN)

You must enter your taxpayer identification number in the appropriate box. If you are a resident alien and you do not have and are not eligible to get a Social Security number, your taxpayer identification number is your IRS individual taxpayer identification number (ITIN). Enter it in the Social Security number box. If you do not have an individual taxpayer identification number, see How to Get a TIN below. If you are a sole proprietor and you have an employer identification number, you may enter either your Social Security number or employer identification number. However, using your employer identification number may result in unnecessary notices to the requester, and the IRS prefers that you use your Social Security number. If you are an LLC that is disregarded as an entity separate from its owner under Treasury regulations § 301.7701-3, and are owned by an individual, enter the owner's Social Security number. If the owner of a disregarded LLC is a corporation, partnership, etc., enter the owner's employer identification number. See the chart below for further clarification of name and TIN combinations.

Social Security numbers (SSN's) have nine digits separated by two hyphens: i.e. 000-00-0000. Employer identification numbers (EIN's) have nine digits separated by only one hyphen: i.e. 00-0000000.

The table below will help determine the number to give the requester.

For this type of account:			Give Name and TIN of:
1.	Individual		The individual
2.	Two or more individuals (joint account)		The actual owner of the account or, if combined funds, the first individual on the account(1)
3.	Custodian account of a minor (Uniform Gift to Minors Act)		The minor(2)
4.	a.	The usual revocable savings trust (grantor is also trustee)	The grantor-trustee(1)
	b.	The so-called trust account that is not a legal or valid trust under state law	The actual owner(1)
5.	Sole proprietorship or single-owners LLC		The owner(3)
6.	A valid trust, estate or pension trust		Legal entity(4)
7.	Corporation or LLC electing corporate status on Form 8832		The corporation or LLC
8.	Association, club, religious, charitable, educational or other tax-exempt organization		The organization
9.	Partnership or multi-member LLC		The partnership or LLC
10.	A broker or registered nominee		The broker or nominee
11.	Account with the Department of Agriculture in the name of a public entity (such as a state or local government, school district, or prison) that receives agricultural program payments		The public entity

(1)	List first and circle the name of the person whose number you furnish. If only one person on a joint account has a Social Security number, that person's number must be furnished.

(2)	Circle the minor's name and furnish the minor's Social Security number.

(3)	You must show your individual name, but you may also enter your business or ‘‘doing business as’’ name. You may use either your Social Security number or employer identification number (if you have one).

(4)	List first and circle the name of the legal trust, estate or pension trust. (Do not furnish the taxpayer identification number of the personal representative or trustee unless the legal entity itself is not designated in the account title.)

GUIDELINES FOR REQUEST FOR TAXPAYER IDENTIFICATION
NUMBER ON SUBSTITUTE FORM W-9

Note:    If no name is circled when more than one name is listed, the number will be considered to be that of the first name listed.

How to Get a TIN

If you do not have a taxpayer identification number, apply for one immediately. To apply for a Social Security number, get Form SS-5, Application for a Social Security Number Card, from your local Social Security Administration office. Get Form W-7 to apply for an individual taxpayer identification number or Form SS-4, Application for Employer Identification Number, to apply for an employer identification number. You can get Forms W-7 and SS-4 from the IRS.

If you do not have a taxpayer identification number, write ‘‘Applied For’’ in the space for the taxpayer identification number, sign and date the form (including the Certificate of Awaiting Taxpayer Identification Number), and give it to the requester. For interest and dividend payments and certain payments made with respect to readily tradable instruments, you will generally have 60 days to get a taxpayer identification number and give it to the requester before you are subject to backup withholding. Other payments are subject to backup withholding without regard to the 60-day rule, until you provide your taxpayer identification number.

Note:   Writing ‘‘Applied For’’ means that you have already applied for a taxpayer identification number or that you intend to apply for one soon.

Exemption From Backup Withholding

Payees Exempt From Backup Withholding

Individuals (including sole proprietors and LLCs disregarded as entities separate from their individual owners) are NOT automatically exempt from backup withholding.

For interest and dividends, the following payees are generally exempt from backup withholding:

1)	An organization exempt from tax under section 501(a) of the Internal Revenue Code of 1986, as amended (the ‘‘Code’’), an individual retirement account (IRA), or a custodial account under section 403(b)(7) of the Code if the account satisfies the requirements of section 401(f)(2) of the Code.

2)	The United States or any of its agencies or instrumentalities.

3)	A state, the District of Columbia, a possession of the United States, or any of their political subdivisions or instrumentalities.

4)	A foreign government or any of its political subdivisions, agencies or instrumentalities.

5)	An international organization or any of its agencies or instrumentalities.

6)	A corporation.

7)	A foreign bank of central issue.

8)	A dealer in securities or commodities required to register in the United States, the District of Columbia or a possession of the United States.

9)	A real estate investment trust.

10)	An entity registered at all times during the tax year under the Investment Company Act of 1940.

11)	A common trust fund operated by a bank under section 584(a) of the Code.

12)	A financial institution (as defined for purposes of section 3406 of the Code).

13)	A middleman known in the investment community as a nominee custodian.

14)	A trust exempt from tax under section 664 of the Code or described in section 4947 of the Code.

For broker transactions, persons listed in items 1-12, above, as well the persons listed in items 15-16, below, are exempt from backup withholding.

15)	A futures commission merchant registered with the Commodity Futures Trading Commission.

16)	A person registered under the Investment Advisors Act of 1940 who regularly acts as a broker.

Payments Exempt From Backup Withholding

Dividends and patronage dividends that are generally exempt from backup withholding include:

•	Payments to nonresident aliens subject to withholding under section 1441 of the Code.

•	Payments to partnerships not engaged in a trade or business in the United States and that have at least one nonresident alien partner.

•	Payments of patronage dividends not paid in money.

•	Payments made by certain foreign organizations.

•	Payments made by an ESOP pursuant to section 404(k) of the Code.

Interest payments that are generally exempt from backup withholding include:

•	Payments of interest on obligations issued by individuals. Note, however, that such a payment may be subject to backup withholding if the amount of interest paid during a taxable year in the course of the payor's trade or business is $600 or more, and you have not provided your correct taxpayer identification number or you have provided an incorrect taxpayer identification number to the payer.

•	Payments of tax-exempt interest (including exempt-interest dividends under section 852 of the Code).

•	Payments described in section 6049(b)(5) of the Code to nonresident aliens.

•	Payments on tax-free covenant bonds under section 1451 of the Code.

•	Payments made by certain foreign organizations.

Payments that are not subject to information reporting are also not subject to backup withholding. For details, see sections 6041, 6041A, 6042, 6044, 6045, 6049, 6050A and 6050N of the Code, and the Treasury regulations thereunder.

If you are exempt from backup withholding, you should still complete and file Substitute Form W-9 to avoid possible erroneous backup withholding. Enter your correct taxpayer identification number in Part 1, write ‘‘Exempt’’ in Part 2, and sign and date the form and return it to the requester.

If you are a nonresident alien or a foreign entity not subject to backup withholding, give the requester the appropriate completed Form W-8.

Privacy Act Notice.—Section 6109 of the Code requires you to give your correct taxpayer identification number to persons who must file information returns with the IRS to report interest, dividends and certain other income paid to you. The IRS uses the numbers for identification purposes and to help verify the accuracy of your tax return. The IRS may also provide this information to the Department of Justice for civil and criminal litigation and to cities, states, and the District of Columbia to carry out their tax laws. You must provide your taxpayer identification number whether or not you are required to file a tax return. Payers must generally withhold at the applicable rate on payments of taxable interest, dividends and certain other items to a payee who does not furnish a taxpayer identification number to a payer. Certain penalties may also apply.

Penalties

(1)    Failure to Furnish Taxpayer Identification Number.—If you fail to furnish your correct taxpayer identification number to a requester, you are subject to a penalty of $50.00 for each failure unless your failure is due to reasonable cause and not to willful neglect.

(2)    Civil Penalty for False Information With Respect to Withholding.—If you make a false statement with no reasonable basis which results in no backup withholding, you are subject to a $500.00 penalty.

(3)    Criminal Penalty for Falsifying Information.—Willfully falsifying certifications or affirmations may subject you to criminal penalties including fines and/or imprisonment.

FOR ADDITIONAL INFORMATION, CONTACT YOUR TAX CONSULTANT OR THE INTERNAL REVENUE SERVICE.

LIPMAN ELECTRONIC ENGINEERING LTD.

NOTICE OF GUARANTEED DELIVERY

(NOT TO BE USED FOR SIGNATURE GUARANTEE)

This Notice of Guaranteed Delivery must be used to make a valid election with respect to your Lipman ordinary shares, as set forth in the accompanying Form of Election and the instructions thereto (collectively, the ‘‘Form of Election’’), if (1) your share certificate(s) representing Lipman ordinary shares are not immediately available, (2) you cannot complete the procedure for book-entry transfer on a timely basis or (3) you cannot deliver the certificate(s) and all other required documents to Computershare Trust Company (the ‘‘Exchange Agent’’) prior to the Election Deadline. You may deliver this Notice of Guaranteed Delivery by hand, overnight courier or mail to the Exchange Agent as set forth below and it must be received by the Exchange Agent on or before the Election Deadline. See ‘‘Mailing Instructions’’ in the Form of Election for further information.

TO: VERIFONE FIRST NATIONAL BANK, Exchange Agent

By Mail:	By Overnight Delivery:	By Hand:
Computershare Investor Services P.O. Box A3504 Chicago, IL 60690-3504 United States of America	Computershare Investor Services Shareholder Communications Department 2 LaSalle Street, 3rd Floor Chicago, IL 60602 United States of America	Computershare Investor Services Shareholder Communications Department 2 LaSalle Street, 3rd Floor Chicago, IL 60602 United States of America

DELIVERY OF THIS INSTRUMENT TO AN ADDRESS OTHER THAN AS SET FORTH ABOVE WILL NOT CONSTITUTE A VALID DELIVERY.

This Notice of Guaranteed Delivery is not to be used to guarantee signatures. If a signature on a Form of Election is required to be guaranteed by an ‘‘Eligible Institution’’ under the instructions thereto, such signature guarantee must appear below Box A or Box B of the Form of Election.

Ladies and Gentlemen:

I hereby acknowledge that if the Lipman ordinary shares listed below are not delivered to the Exchange Agent by the second trading day after the Election Deadline (as set forth in the Form of Election), the Exchange Agent may deem that I have not made an election with respect to such shares.

I hereby tender to the Exchange Agent the Lipman ordinary shares listed below, upon the terms of and subject to the conditions set forth in the related Form of Election, including the instructions to the related Form of Election, receipt of which I hereby acknowledge, as follows:

Certificate No.	Number of Shares

Signature

The Book-Entry Transfer Facility Account Number (if the Lipman ordinary shares will be delivered by book-entry transfer)	Signature of co-owner, if any

Number of Shares to be Delivered by Book-Entry Transfer	Number and Street or P.O. Box

Dated: ______________________ , ________
City, State, Zip Code

GUARANTEE
(NOT TO BE USED FOR SIGNATURE GUARANTEE)

The undersigned, a participant in a Medallion Program approved by the Securities Transfer Association, Inc. guarantees delivery to the Exchange Agent of: (i) certificates representing the Lipman ordinary shares listed above, or (ii) confirmation of delivery of such Lipman ordinary shares pursuant to procedures for book-entry transfer, in either case with delivery of a properly completed and duly executed Form of Election (or manually signed facsimile thereof) and any other required documents, no later than on the third trading day after the Election Deadline.

Firm Name (Print)

Authorized Signature

Address

City, State, Zip Code

Dated: ______________________ , ________
Area Code and Telephone Number

IF THIS FORM IS SENT SEPARATELY FROM THE FORM OF ELECTION, DO NOT SEND CERTIFICATE(S) OR ANY OTHER REQUIRED DOCUMENTS WITH THIS FORM. THEY SHOULD BE SENT WITH THE FORM OF ELECTION TO THE EXCHANGE AGENT (UNLESS A BOOK-ENTRY TRANSFER FACILITY IS USED).

APPENDIX A

Form W-8BEN (Rev. February 2006) Department of the Treasury Internal Revenue Service	Certificate of Foreign Status of Beneficial Owner
for United States Tax Withholding
> Section references are to the Internal Revenue Code.
> See separate instructions.
> Give this form to the withholding agent or payer.
	Do not send to the IRS.	OMB 1545-1621	No.

Do not use this form for:		Instead, use Form:
•	A U.S. citizen or other U.S. person, including a resident alien individual	W-9
•	A person claiming that income is effectively connected with the conduct of a trade or business in the United States	W-8ECI
•	A foreign partnership, a foreign simple trust, or a foreign grantor trust (see instructions for exceptions)	W-8ECI or W-8IMY
•	A foreign government, international organization, foreign central bank of issue, foreign tax-exempt organization, foreign private foundation, or government of a U.S. possession that received effectively connected income or that is claiming the applicability of section(s) 115(2), 501(c), 892, 895, or 1443(b) (see instructions)	W-8ECI or W-8EXP
Note:These entities should use Form W-8BEN if they are claiming treaty benefits or are providing the form only to claim they are a foreign person exempt from backup withholding.
•	A person acting as an intermediary	W-8IMY
Note: See instructions for additional exceptions.

Part I	Identification of Beneficial Owner (See instructions.)

1	Name of individual or organization that is the beneficial owner					2	Country of incorporation or organization

3	Type of beneficial owner:	Individual	Corporation	Disregarded entity	Partnership		Simple trust
	Grantor trust	Complex trust	Estate	Government	International organization
	Central bank of issue	Tax-exempt organization	Private foundation

4	Permanent residence address (street, apt. or suite no., or rural route). Do not use a P.O. box or in-care-of address.

	City or town, state or province. Include postal code where appropriate.					Country (do not abbreviate)

5	Mailing address (if different from above)

	City or town, state or province. Include postal code where appropriate.					Country (do not abbreviate)

6	U.S. taxpayer identification number, if required (see instructions)					7	Foreign tax identifying number, if any (optional)
				SSN or ITIN	EIN

8	Reference number(s) (see instructions)

Part II Claim of Tax Treaty Benefits (if applicable)

9	I certify that (check all that apply):
	a	The beneficial owner is a resident of within the meaning of the income tax treaty between the United States and that country.
	b	If required, the U.S. taxpayer identification number is stated on line 6 (see instructions).
	c	The beneficial owner is not an individual, derives the item (or items) of income for which the treaty benefits are claimed, and, if applicable, meets the requirements of the treaty provision dealing with limitation on benefits (see instructions).
	d	The beneficial owner is not an individual, is claiming treaty benefits for dividends received from a foreign corporation or interest from a U.S. trade or business of a foreign corporation, and meets qualified resident status (see instructions).
	e	The beneficial owner is related to the person obligated to pay the income within the meaning of section 267(b) or 707(b), and will file Form 8833 if the amount subject to withholding received during a calendar year exceeds, in the aggregate, $500,000.
10	Special rates and conditions (if applicable—see instructions): The beneficial owner is claiming the provisions of Article of the treaty identified on line 9a above to claim a % rate of withholding on (specify type of income):
Explain the reasons the beneficial owner meets the terms of the treaty article:

Part III Notional Principal Contracts

11		I have provided or will provide a statement that identifies those notional principal contracts from which the income is not effectively connected with the conduct of a trade or business in the United States. I agree to update this statement as required.

Part IV Certification

Under penalties of perjury, I declare that I have examined the information on this form and to the best of my knowledge and belief it is true, correct, and complete. I further certify under penalties of perjury that:

1 I am the beneficial owner (or am authorized to sign for the beneficial owner) of all the income to which this form relates,

2 The beneficial owner is not a U.S. person,

3 The income to which this form relates is (a) not effectively connected with the conduct of a trade or business in the United States, (b) effectively connected but is not subject to tax under an income tax treaty, or (c) the partner's share of a partnership's effectively connected income, and

4 For broker transactions or barter exchanges, the beneficial owner is an exempt foreign person as defined in the instructions.

Furthermore, I authorize this form to be provided to any withholding agent that has control, receipt, or custody of the income of which I am the beneficial owner or any withholding agent that can disburse or make payments of the income of which I am the beneficial owner.

Sign Here -
	Signature of beneficial owner (or individual authorized to sign for beneficial owner)	Date (MM-DD-YYYY)	Capacity in which acting

For Paperwork Reduction Act Notice, see separate instructions.	Cat. No. 25047Z	Form W-8BEN (Rev. 2-2006)

Instructions for Form W-8BEN (Rev. February 2006)	[LOGO]	Department of the Treasury Internal Revenue Service
Certificate of Foreign Status of Beneficial Owner for United States Tax Withholding

General Instructions

Section references are to the Internal Revenue Code unless otherwise noted.

For definitions of terms used throughout these instructions, see Definitions on pages 3 and 4.

Purpose of form.    Foreign persons are subject to U.S. tax at a 30% rate on income they receive from U.S. sources that consists of:

•	Interest (including certain original issue discount (OID));

•	Dividends;

•	Rents;

•	Royalties;

•	Premiums;

•	Annuities;

•	Compensation for, or in expectation of, services performed;

•	Substitute payments in a securities lending transaction; or

•	Other fixed or determinable annual or periodical gains, profits, or income.

This tax is imposed on the gross amount paid and is generally collected by withholding under section 1441 or 1442 on that amount. A payment is considered to have been made whether it is made directly to the beneficial owner or to another person, such as an intermediary, agent, or partnership, for the benefit of the beneficial owner.

In addition, section 1446 requires a partnership conducting a trade or business in the United States to withhold tax on a foreign partner's distributive share of the partnership's effectively connected taxable income. Generally, a foreign person that is a partner in a partnership that submits a Form W-8 for purposes of section 1441 or 1442 will satisfy the documentation requirements under section 1446 as well. However, in some cases the documentation requirements of sections 1441 and 1442 do not match the documentation requirements of section 1446. See Regulations sections 1.1446-1 through 1.1446-6. Further, the owner of a disregarded entity, rather than the disregarded entity itself, shall submit the appropriate Form W-8 for purposes of section 1446.

If you receive certain types of income, you must provide Form W-8BEN to:

•	Establish that you are not a U.S. person;

•	Claim that you are the beneficial owner of the income for which Form W-8BEN is being provided or a partner in a partnership subject to section 1446; and

•	If applicable, claim a reduced rate of, or exemption from, withholding as a resident of a foreign country with which the United States has an income tax treaty.

You may also be required to submit Form W-8BEN to claim an exception from domestic information reporting and backup withholding for certain types of income that are not subject to foreign-person withholding. Such income includes:

•	Broker proceeds.

•	Short-term (183 days or less) original issue discount (OID).

•	Bank deposit interest.

•	Foreign source interest, dividends, rents, or royalties.

•	Proceeds from a wager placed by a nonresident alien individual in the games of blackjack, baccarat, craps, roulette, or big-6 wheel.

You may also use Form W-8BEN to certify that income from a notional principal contract is not effectively connected with the conduct of a trade or business in the United States.

A withholding agent or payer of the income may rely on a properly completed Form W-8BEN to treat a payment associated with the

Form W-8BEN as a payment to a foreign person who beneficially owns the amounts paid. If applicable, the withholding agent may rely on the Form W-8BEN to apply a reduced rate of withholding at source.

Provide Form W-8BEN to the withholding agent or payer before income is paid or credited to you. Failure to provide a Form W-8BEN when requested may lead to withholding at a 30% rate (foreign-person withholding) or the backup withholding rate.

Additional information.    For additional information and instructions for the withholding agent, see the Instructions for the Requester of Forms W-8BEN, W-8ECI, W-8EXP, and W-8IMY.

Who must file.    You must give Form W-8BEN to the withholding agent or payer if you are a foreign person and you are the beneficial owner of an amount subject to withholding. Submit Form W-8BEN when requested by the withholding agent or payer whether or not you are claiming a reduced rate of, or exemption from, withholding.

Do not use Form W-8BEN if:

•	You are a U.S. citizen (even if you reside outside the United States) or other U.S. person (including a resident alien individual). Instead, use Form W-9, Request for Taxpayer Identification Number and Certification.

•	You are a disregarded entity with a single owner that is a U.S. person and you are not a hybrid entity claiming treaty benefits. Instead, provide Form W-9.

•	You are a nonresident alien individual who claims exemption from withholding on compensation for independent or dependent personal services performed in the United States. Instead, provide Form 8233, Exemption from Withholding on Compensation for Independent (and Certain Dependent) Personal Services of a Nonresident Alien Individual, or Form W-4, Employee's Withholding Allowance Certificate.

•	You are receiving income that is effectively connected with the conduct of a trade or business in the United States, unless it is allocable to you through a partnership. Instead, provide Form W-8ECI, Certificate of Foreign Person's Claim That Income Is Effectively Connected With the Conduct of a Trade or Business in the United States. If any of the income for which you have provided a Form W-8BEN becomes effectively connected, this is a change in circumstances and Form W-8BEN is no longer valid. You must file Form W-8ECI. See Change in circumstances on this page.

•	You are filing for a foreign government, international organization, foreign central bank of issue, foreign tax-exempt organization, foreign private foundation, or government of a U.S. possession claiming the applicability of section 115(2), 501(c), 892, 895, or 1443(b). Instead, provide Form W-8EXP, Certificate of Foreign Government or Other Foreign Organization for United States Tax Withholding. However, you should use Form W-8BEN if you are claiming treaty benefits or are providing the form only to claim you are a foreign person exempt from backup withholding. You should use Form W-8ECI if you received effectively connected income (for example, income from commercial activities).

•	You are a foreign flow-through entity, other than a hybrid entity, claiming treaty benefits. Instead, provide Form W-8IMY, Certificate of Foreign Intermediary, Foreign Flow-Through Entity, or Certain U.S. Branches for United States Tax Withholding. However, if you are a partner, beneficiary, or owner of a flow-through entity and you are not yourself a flow-through entity, you may be required to furnish a Form W-8BEN to the flow-through entity.

•	You are a disregarded entity for purposes of section 1446. Instead, the owner of the entity must submit the form.

•	You are a reverse hybrid entity transmitting beneficial owner documentation provided by your interest holders to claim treaty benefits on their behalf. Instead, provide Form W-8IMY.

•	You are a withholding foreign partnership or a withholding foreign trust within the meaning of sections 1441 and 1442 and the accompanying regulations. A withholding foreign partnership or a withholding foreign trust is a foreign partnership or trust that has entered into a withholding agreement with the IRS under which it agrees to assume primary withholding responsibility for each partner's, beneficiary's, or owner's distributive share of income subject to withholding that is paid to the partnership or trust. Instead, provide Form W-8IMY.

•	You are acting as an intermediary (that is, acting not for your own account, but for the account of others as an agent, nominee, or custodian). Instead, provide Form W-8IMY.

•	You are a foreign partnership or foreign grantor trust for purposes of section 1446. Instead, provide Form W-8IMY and accompanying documentation. See Regulations sections 1.1446-1 through 1.1446-6.

Giving Form W-8BEN to the withholding agent.    Do not send Form W-8BEN to the IRS. Instead, give it to the person who is requesting it from you. Generally, this will be the person from whom you receive the payment, who credits your account, or a partnership that allocates income to you. Give Form W-8BEN to the person requesting it before the payment is made to you, credited to your account or allocated. If you do not provide this form, the withholding agent may have to withhold at the 30% rate, backup withholding rate, or the rate applicable under section 1446. If you receive more than one type of income from a single withholding agent for which you claim different benefits, the withholding agent may, at its option, require you to submit a Form W-8BEN for each different type of income. Generally, a separate Form W-8BEN must be given to each withholding agent.

Note.    If you own the income or account jointly with one or more other persons, the income or account will be treated by the withholding agent as owned by a foreign person if Forms W-8BEN are provided by all of the owners. If the withholding agent receives a Form W-9 from any of the joint owners, the payment must be treated as made to a U.S. person.

Change in circumstances.    If a change in circumstances makes any information on the Form W-8BEN you have submitted incorrect, you must notify the withholding agent or payer within 30 days of the change in circumstances and you must file a new Form W-8BEN or other appropriate form.

If you use Form W-8BEN to certify that you are a foreign person, a change of address to an address in the United States is a change in circumstances. Generally, a change of address within the same foreign country or to another foreign country is not a change in circumstances. However, if you use Form W-8BEN to claim treaty benefits, a move to the United States or outside the country where you have been claiming treaty benefits is a change in circumstances. In that case, you must notify the withholding agent or payer within 30 days of the move.

If you become a U.S. citizen or resident alien after you submit Form W-8BEN, you are no longer subject to the 30% withholding rate or the withholding tax on a foreign partner's share of effectively connected income. You must notify the withholding agent or payer within 30 days of becoming a U.S. citizen or resident alien. You may be required to provide a Form W-9. For more information, see Form W-9 and instructions.

Expiration of Form W-8BEN.    Generally, a Form W-8BEN provided without a U.S. taxpayer identification number (TIN) will remain in effect for a period starting on the date the form is signed and ending on the last day of the third succeeding calendar year, unless a change in circumstances makes any information on the form incorrect. For example, a Form W-8BEN signed on September 30, 2005, remains valid through December 31, 2008. A Form W-8BEN furnished with a U.S. TIN will remain in effect until a change in circumstances makes any information on the form incorrect, provided that the withholding agent reports on Form 1042-S at least one payment annually to the beneficial owner who provided the Form W-8BEN. See the instructions for line 6 beginning on page 4 for circumstances under which you must provide a U.S. TIN.

Definitions

Beneficial owner.    For payments other than those for which a reduced rate of withholding is claimed under an income tax treaty, the beneficial owner of income is generally the person who is required under U.S. tax principles to include the income in gross income on a tax return. A person is not a beneficial owner of income, however, to the extent that person is receiving the income as a nominee, agent, or custodian, or to the extent the person is a conduit whose participation in a transaction is disregarded. In the case of amounts paid that do not constitute income, beneficial ownership is determined as if the payment were income.

Foreign partnerships, foreign simple trusts, and foreign grantor trusts are not the beneficial owners of income paid to the partnership or trust. The beneficial owners of income paid to a foreign partnership are generally the partners in the partnership, provided that the partner is not itself a partnership, foreign simple or grantor trust, nominee or other agent. The beneficial owners of income paid to a foreign simple trust (that is, a foreign trust that is described in section 651(a)) are generally the beneficiaries of the trust, if the beneficiary is not a foreign partnership, foreign simple or grantor trust, nominee or other agent. The beneficial owners of a foreign grantor trust (that is, a foreign trust to the extent that all or a portion of the income of the trust is treated as owned by the grantor or another person under sections 671 through 679) are the persons treated as the owners of the trust. The beneficial owners of income paid to a foreign complex trust (that is, a foreign trust that is not a foreign simple trust or foreign grantor trust) is the trust itself.

For purposes of section 1446, the same beneficial owner rules apply, except that under section 1446 a foreign simple trust rather than the beneficiary provides the form to the partnership.

The beneficial owner of income paid to a foreign estate is the estate itself.

Note.    A payment to a U.S. partnership, U.S. trust, or U.S. estate is treated as a payment to a U.S. payee that is not subject to 30% withholding. A U.S. partnership, trust, or estate should provide the withholding agent with a Form W-9. For purposes of section 1446, a U.S. grantor trust or disregarded entity shall not provide the withholding agent a Form W-9 in its own right. Rather, the grantor or other owner shall provide the withholding agent the appropriate form.

Foreign person.    A foreign person includes a nonresident alien individual, a foreign corporation, a foreign partnership, a foreign trust, a foreign estate, and any other person that is not a U.S. person. It also includes a foreign branch or office of a U.S. financial institution or U.S. clearing organization if the foreign branch is a qualified intermediary. Generally, a payment to a U.S. branch of a foreign person is a payment to a foreign person.

Nonresident alien individual.    Any individual who is not a citizen or resident alien of the United States is a nonresident alien individual. An alien individual meeting either the ‘‘green card test’’ or the ‘‘substantial presence test’’ for the calendar year is a resident alien. Any person not meeting either test is a nonresident alien individual. Additionally, an alien individual who is a resident of a foreign country under the residence article of an income tax treaty, or an alien individual who is a bona fide resident of Puerto Rico, Guam, the Commonwealth of the Northern Mariana Islands, the U.S. Virgin Islands, or American Samoa is a nonresident alien individual. See Pub. 519, U.S. Tax Guide for Aliens, for more information on resident and nonresident alien status.

CAUTION:    Even though a nonresident alien individual married to a U.S. citizen or resident alien may choose to be treated as a resident alien for certain purposes (for example, filing a joint income tax return), such individual is still treated as a nonresident alien for withholding tax purposes on all income except wages.

Flow-through entity.    A flow-through entity is a foreign partnership (other than a withholding foreign partnership), a foreign simple or foreign grantor trust (other than a withholding foreign trust), or, for payments for which a reduced rate of withholding is claimed under an income tax treaty, any entity to the extent the entity is considered to be fiscally transparent (see below) with respect to the payment by an interest holder's jurisdiction.

For purposes of section 1446, a foreign partnership or foreign grantor trust must submit Form W-8IMY to establish the partnership or grantor trust as a look through entity. The Form W-8IMY may be accompanied by this form or another version of Form W-8 or Form W-9 to establish the foreign or domestic status of a partner or grantor or other owner. See Regulations section 1.1446-1.

Hybrid entity.    A hybrid entity is any person (other than an individual) that is treated as fiscally transparent (see below) in the United States but is not treated as fiscally transparent by a country with which the United States has an income tax treaty. Hybrid entity status is relevant for claiming treaty benefits. See the instructions for line 9c on page 5.

Reverse hybrid entity.    A reverse hybrid entity is any person (other than an individual) that is not fiscally transparent under U.S. tax law principles but that is fiscally transparent under the laws of a jurisdiction with which the United States has an income tax treaty. See the instructions for line 9c on page 5.

Fiscally transparent entity.    An entity is treated as fiscally transparent with respect to an item of income for which treaty benefits are claimed to the extent that the interest holders in the entity must, on a current basis, take into account separately their shares of an item of income paid to the entity, whether or not distributed, and must determine the character of the items of income as if they were realized directly from the sources from which realized by the entity. For example, partnerships, common trust funds, and simple trusts or grantor trusts are generally considered to be fiscally transparent with respect to items of income received by them.

Disregarded entity.    A business entity that has a single owner and is not a corporation under Regulations section 301.7701-2(b) is disregarded as an entity separate from its owner.

A disregarded entity shall not submit this form to a partnership for purposes of section 1446. Instead, the owner of such entity shall provide appropriate documentation. See Regulations section 1.1446-1.

Amounts subject to withholding.    Generally, an amount subject to withholding is an amount from sources within the United States that is fixed or determinable annual or periodical (FDAP) income. FDAP income is all income included in gross income, including interest (as well as OID), dividends, rents, royalties, and compensation. FDAP income does not include most gains from the sale of property (including market discount and option premiums).

For purposes of section 1446, the amount subject to withholding is the foreign partner's share of the partnership's effectively connected taxable income.

Withholding agent.    Any person, U.S. or foreign, that has control, receipt, or custody of an amount subject to withholding or who can disburse or make payments of an amount subject to withholding is a withholding agent. The withholding agent may be an individual, corporation, partnership, trust, association, or any other entity, including (but not limited to) any foreign intermediary, foreign partnership, and U.S. branches of certain foreign banks and insurance companies. Generally, the person who pays (or causes to be paid) the amount subject to withholding to the foreign person (or to its agent) must withhold.

For purposes of section 1446, the withholding agent is the partnership conducting the trade or business in the United States. For a publicly traded partnership, the withholding agent may be the partnership, a nominee holding an interest on behalf of a foreign person, or both. See Regulations sections 1.1446-1 through 1.1446-6.

Specific Instructions

TIP:    A hybrid entity should give Form W-8BEN to a withholding agent only for income for which it is claiming a reduced rate of withholding under an income tax treaty. A reverse hybrid entity should give Form W-8BEN to a withholding agent only for income for which no treaty benefit is being claimed.

Part I

Line 1.    Enter your name. If you are a disregarded entity with a single owner who is a foreign person and you are not claiming treaty benefits as a hybrid entity, this form should be completed and signed by your foreign single owner. If the account to which a payment is made or credited is in the name of the disregarded entity, the foreign single owner should inform the withholding agent of this fact. This may be done by including the name and account number of the disregarded entity on line 8 (reference number) of the form. However, if you are a disregarded entity that is claiming treaty benefits as a hybrid entity, this form should be completed and signed by you.

Line 2.    If you are a corporation, enter the country of incorporation. If you are another type of entity, enter the country under whose laws you are created, organized, or governed. If you are an individual, enter N/A (for ‘‘not applicable’’).

Line 3.    Check the one box that applies. By checking a box, you are representing that you qualify for this classification. You must check the box that represents your classification (for example, corporation, partnership, trust, estate, etc.) under U.S. tax principles. Do not check the box that describes your status under the law of the treaty country. If you are a partnership or disregarded entity receiving a payment for which treaty benefits are being claimed, you must check the ‘‘Partnership’’ or ‘‘Disregarded entity’’ box. If you are a sole proprietor, check the ‘‘Individual’’ box, not the ‘‘Disregarded entity’’ box.

CAUTION:    Only entities that are tax-exempt under section 501 should check the ‘‘Tax-exempt organization’’ box. Such organizations should use Form W-8BEN only if they are claiming a reduced rate of withholding under an income tax treaty or some code exception other than section 501. Use Form W-8EXP if you are claiming an exemption from withholding under section 501.

Line 4.    Your permanent residence address is the address in the country where you claim to be a resident for purposes of that country's income tax. If you are giving Form W-8BEN to claim a reduced rate of withholding under an income tax treaty, you must determine your residency in the manner required by the treaty. Do not show the address of a financial institution, a post office box, or an address used solely for mailing purposes. If you are an individual who does not have a tax residence in any country, your permanent residence is where you normally reside. If you are not an individual and you do not have a tax residence in any country, the permanent residence address is where you maintain your principal office.

Line 5.    Enter your mailing address only if it is different from the address you show on line 4.

Line 6.    If you are an individual, you are generally required to enter your social security number (SSN). To apply for an SSN, get Form SS-5 from a Social Security Administration (SSA) office or, if in the United States, you may call the SSA at 1-800-772-1213. Fill in Form SS-5 and return it to the SSA.

If you do not have an SSN and are not eligible to get one, you must get an individual taxpayer identification number (ITIN). To apply for an ITIN, file Form W-7 with the IRS. It usually takes 4-6 weeks to get an ITIN.

CAUTION:    An ITIN is for tax use only. It does not entitle you to social security benefits or change your employment or immigration status under U.S. law.

If you are not an individual or you are an individual who is an employer or you are engaged in a U.S. trade or business as a sole proprietor, you must enter an employer identification number (EIN). If you do not have an EIN, you should apply for one on Form SS-4, Application for Employer Identification Number. If you are a disregarded entity claiming treaty benefits as a hybrid entity, enter your EIN.

A partner in a partnership conducting a trade or business in the United States will likely be allocated effectively connected taxable income. The partner is required to file a U.S. federal income tax return and must have a U.S. taxpayer identification number (TIN).

You must provide a U.S. TIN if you are:

•	Claiming an exemption from withholding under section 871(f) for certain annuities received under qualified plans,

•	A foreign grantor trust with 5 or fewer grantors,

•	Claiming benefits under an income tax treaty, or

•	Submitting the form to a partnership that conducts a trade or business in the United States.

However, a U.S. TIN is not required to be shown in order to claim treaty benefits on the following items of income:

•	Dividends and interest from stocks and debt obligations that are actively traded;

•	Dividends from any redeemable security issued by an investment company registered under the Investment Company Act of 1940 (mutual fund);

•	Dividends, interest, or royalties from units of beneficial interest in a unit investment trust that are (or were upon issuance) publicly offered and are registered with the SEC under the Securities Act of 1933; and

•	Income related to loans of any of the above securities.

TIP:    You may want to obtain and provide a U.S. TIN on Form W-8BEN even though it is not required. A Form W-8BEN containing a U.S. TIN remains valid for as long as your status and the information relevant to the certifications you make on the form remain unchanged provided at least one payment is reported to you annually on Form 1042-S.

Line 7.    If your country of residence for tax purposes has issued you a tax identifying number, enter it here. For example, if you are a resident of Canada, enter your Social Insurance Number.

Line 8.    This line may be used by the filer of Form W-8BEN or by the withholding agent to whom it is provided to include any referencing information that is useful to the withholding agent in carrying out its obligations. For example, withholding agents who are required to associate the Form W-8BEN with a particular Form W-8IMY may want to use line 8 for a referencing number or code that will make the association clear. A beneficial owner may use line 8 to include the number of the account for which he or she is providing the form. A foreign single owner of a disregarded entity may use line 8 to inform the withholding agent that the account to which a payment is made or credited is in the name of the disregarded entity (see instructions for line 1 on page 4).

Part II

Line 9a.    Enter the country where you claim to be a resident for income tax treaty purposes. For treaty purposes, a person is a resident of a treaty country if the person is a resident of that country under the terms of the treaty.

Line 9b.    If you are claiming benefits under an income tax treaty, you must have a U.S. TIN unless one of the exceptions listed in the line 6 instructions above applies.

Line 9c.    An entity (but not an individual) that is claiming a reduced rate of withholding under an income tax treaty must represent that it:

•	Derives the item of income for which the treaty benefit is claimed, and

•	Meets the limitation on benefits provisions contained in the treaty, if any.

An item of income may be derived by either the entity receiving the item of income or by the interest holders in the entity or, in certain circumstances, both. An item of income paid to an entity is considered to be derived by the entity only if the entity is not fiscally transparent under the laws of the entity's jurisdiction with respect to the item of income. An item of income paid to an entity shall be considered to be derived by the interest holder in the entity only if:

•	The interest holder is not fiscally transparent in its jurisdiction with respect to the item of income, and

•	The entity is considered to be fiscally transparent under the laws of the interest holder's jurisdiction with respect to the item of income. An item of income paid directly to a type of entity specifically identified in a treaty as a resident of a treaty jurisdiction is treated as derived by a resident of that treaty jurisdiction.

If an entity is claiming treaty benefits on its own behalf, it should complete Form W-8BEN. If an interest holder in an entity that is considered fiscally transparent in the interest holder's jurisdiction is claiming a treaty benefit, the interest holder should complete Form W-8BEN on its own behalf and the fiscally transparent entity should associate the interest holder's Form W-8BEN with a Form W-8IMY completed by the entity.

CAUTION:    An income tax treaty may not apply to reduce the amount of any tax on an item of income received by an entity that is treated as a domestic corporation for U.S. tax purposes. Therefore, neither the domestic corporation nor its shareholders are entitled to the benefits of a reduction of U.S. income tax on an item of income received from U.S. sources by the corporation.

To determine whether an entity meets the limitation on benefits provisions of a treaty, you must consult the specific provisions or articles under the treaties. Income tax treaties are available on the IRS website at www.irs.gov.

TIP:    If you are an entity that derives the income as a resident of a treaty country, you may check this box if the applicable income tax treaty does not contain a ‘‘limitation on benefits’’ provision.

Line 9d.    If you are a foreign corporation claiming treaty benefits under an income tax treaty that entered into force before January 1, 1987 (and has not been renegotiated) on (a) U.S. source dividends paid to you by another foreign corporation or (b) U.S. source interest paid to you by a U.S. trade or business of another foreign corporation, you must generally be a ‘‘qualified resident’’ of a treaty country. See section 884 for the definition of interest paid by a U.S. trade or business of a foreign corporation (‘‘branch interest’’) and other applicable rules.

In general, a foreign corporation is a qualified resident of a country if any of the following apply.

•	It meets a 50% ownership and base erosion test.

•	It is primarily and regularly traded on an established securities market in its country of residence or the United States.

•	It carries on an active trade or business in its country of residence.

•	It gets a ruling from the IRS that it is a qualified resident.

See Regulations section 1.884-5 for the requirements that must be met to satisfy each of these tests.

CAUTION:    If you are claiming treaty benefits under an income tax treaty entered into force after December 31, 1986, do not check box 9d. Instead, check box 9c.

Line 9e.    Check this box if you are related to the withholding agent within the meaning of section 267(b) or 707(b) and the aggregate amount subject to withholding received during the calendar year will exceed $500,000. Additionally, you must file Form 8833, Treaty-Based Return Position Disclosure Under Section 6114 or 7701(b).

Line 10

Line 10 must be used only if you are claiming treaty benefits that require that you meet conditions not covered by the representations you make in lines 9a through 9e. However, this line should always be completed by foreign students and researchers claiming treaty benefits. See Scholarship and fellowship grants below for more information.

The following are additional examples of persons who should complete this line.

•	Exempt organizations claiming treaty benefits under the exempt organization articles of the treaties with Canada, Mexico, Germany, and the Netherlands.

•	Foreign corporations that are claiming a preferential rate applicable to dividends based on ownership of a specific percentage of stock.

•	Persons claiming treaty benefits on royalties if the treaty contains different withholding rates for different types of royalties.

This line is generally not applicable to claiming treaty benefits under an interest or dividends (other than dividends subject to a preferential rate based on ownership) article of a treaty.

Nonresident alien who becomes a resident alien.    Generally, only a nonresident alien individual may use the terms of a tax treaty to reduce or eliminate U.S. tax on certain types of income. However, most tax treaties contain a provision known as a ‘‘saving clause.’’ Exceptions specified in the saving clause may permit an exemption from tax to continue for certain types of income even after the recipient has otherwise become a U.S. resident alien for tax purposes. The individual must use Form W-9 to claim the tax treaty benefit. See the instructions for Form W-9 for more information. Also see Nonresident alien student or researcher who becomes a resident alien later for an example.

Scholarship and fellowship grants.    A nonresident alien student (including a trainee or business apprentice) or researcher who receives noncompensatory scholarship or fellowship income may use Form W-8BEN to claim benefits under a tax treaty that apply to reduce or eliminate U.S. tax on such income. No Form W-8BEN is required unless a treaty benefit is being claimed. A nonresident alien student or researcher who receives compensatory scholarship or fellowship income must use Form 8233 to claim any benefits of a tax treaty that apply to that income. The student or researcher must use Form W-4 for any part of such income for which he or she is not claiming a tax treaty withholding exemption. Do not use Form W-8BEN for compensatory scholarship or fellowship income. See Compensation for Dependent Personal Services in the Instructions for Form 8233.

TIP:    If you are a nonresident alien individual who received noncompensatory scholarship or fellowship income and personal services income (including compensatory scholarship or fellowship income) from the same withholding agent, you may use Form 8233 to claim a tax treaty withholding exemption for part or all of both types of income.

Completing lines 4 and 9a.    Most tax treaties that contain an article exempting scholarship or fellowship grant income from taxation require that the recipient be a resident of the other treaty country at the time of, or immediately prior to, entry into the United States. Thus, a student or researcher may claim the exemption even if he or she no longer has a permanent address in the other treaty country after entry into the United States. If this is the case, you may provide a U.S. address on line 4 and still be eligible for the exemption if all other conditions required by the tax treaty are met. You must also identify on line 9a the tax treaty country of which you were a resident at the time of, or immediately prior to, your entry into the United States.

Completing line 10.    You must complete line 10 if you are a student or researcher claiming an exemption from taxation on your scholarship or fellowship grant income under a tax treaty.

Nonresident alien student or researcher who becomes a resident alien.    You must use Form W-9 to claim an exception to a saving clause. See Nonresident alien who becomes a resident alien on this page for a general explanation of saving clauses and exceptions to them.

Example.    Article 20 of the U.S.-China income tax treaty allows an exemption from tax for scholarship income received by a Chinese student temporarily present in the United States. Under U.S. law, this student will become a resident alien for tax purposes if his or her stay in the United States exceeds 5 calendar years. However, paragraph 2 of the first protocol to the U.S.-China treaty (dated April 30, 1984) allows the provisions of Article 20 to continue to apply even after the Chinese student becomes a resident alien of the United States. A Chinese student who qualifies for this exception (under paragraph 2 of the first protocol) and is relying on this exception to claim an exemption from tax on his or her scholarship or fellowship income would complete Form W-9.

Part III

If you check this box, you must provide the withholding agent with the required statement for income from a notional principal contract that is to be treated as income not effectively connected with the conduct of a trade or business in the United States. You should update this statement as often as necessary. A new Form W-8BEN is not required for each update provided the form otherwise remains valid.

Part IV

Form W-8BEN must be signed and dated by the beneficial owner of the income, or, if the beneficial owner is not an individual, by an authorized representative or officer of the beneficial owner. If Form W-8BEN is completed by an agent acting under a duly authorized power of attorney, the form must be accompanied by the power of attorney in proper form or a copy thereof specifically authorizing the agent to represent the principal in making, executing, and presenting the form. Form 2848, Power of Attorney and Declaration of Representative, may be used for this purpose. The agent, as well as the beneficial owner, may incur liability for the penalties provided for an erroneous, false, or fraudulent form.

Broker transactions or barter exchanges.    Income from transactions with a broker or a barter exchange is subject to reporting rules and backup withholding unless Form W-8BEN or a substitute form is filed to notify the broker or barter exchange that you are an exempt foreign person.

You are an exempt foreign person for a calendar year in which:

•	You are a nonresident alien individual or a foreign corporation, partnership, estate, or trust;

•	You are an individual who has not been, and does not plan to be, present in the United States for a total of 183 days or more during the calendar year; and

•	You are neither engaged, nor plan to be engaged during the year, in a U.S. trade or business that has effectively connected gains from transactions with a broker or barter exchange.

Paperwork Reduction Act Notice.    We ask for the information on this form to carry out the Internal Revenue laws of the United States. You are required to provide the information. We need it to ensure that you are complying with these laws and to allow us to figure and collect the right amount of tax.

You are not required to provide the information requested on a form that is subject to the Paperwork Reduction Act unless the form displays a valid OMB control number. Books or records relating to a form or its instructions must be retained as long as their contents may become material in the administration of any Internal Revenue law. Generally, tax returns and return information are confidential, as required by section 6103.

The time needed to complete and file this form will vary depending on individual circumstances. The estimated average time is: Recordkeeping, 5 hr., 58 min.; Learning about the law or the form, 3 hr., 46 min.; Preparing and sending the form to IRS, 4 hr., 2 min.

If you have comments concerning the accuracy of these time estimates or suggestions for making this form simpler, we would be happy to hear from you. You can email us at *taxforms@irs.gov. Please put ‘‘Forms Comment’’ on the subject line. Or you can write to Internal Revenue Service, Tax Products Coordinating Committee, SE:W:CAR:MP:T:T:SP, 1111 Constitution Ave. NW, IR-6406, Washington, DC 20224. Do not send Form W-8BEN to this office. Instead, give it to your withholding agent.